Exhibit 99.1(B)

EXHIBIT B

AMENDED INDEMNITY LETTER

Safe-T Group Ltd.

(“the Company”)

Date: _______

To:

Name of office holder

Re: Letter of Exemption and Indemnity

Whereas	The Articles of Association of the Company allow the Company to exempt and indemnify the directors and office holders of the Company in advance and in retrospect;

Whereas	The Company’s competent organs have made the resolutions required by law to approve the grant by the Company of an undertaking to exempt and indemnify office holders of the Company or of another corporation (as defined below) - in advance and in retrospect – due to a liability or expense imposed thereon as a result of an action they will perform in their capacity as office holders in the Company or in another corporation (as defined below), pursuant to the terms set out below in this of exemption and indemnity letter;

Whereas	On June 15, 2016 a merger transaction was completed by way of exchange of shares, as part of which the Company acquired all shares of Safe-T Data A.R Ltd. (private company number 51-487256-3) (hereafter – “the date of completion of the merger transaction”);

Whereas	You serve and/or may serve as a Company office holder and/or you serve and/or you may serve and/or be employed on behalf of the Company in another corporation some of whose shares are held by the Company, whether directly and/or indirectly (hereafter – “another corporation”).

Therefore, the Company irrevocably confirms and undertakes to you, subject to the provisions of any law and the provisions of this letter of exemption and indemnity, as follows:

1.	Definitions

In this letter of exemption and indemnity, each of the terms below shall have the meaning appearing alongside them below, unless expressly stated otherwise.

“Administrative Enforcement Procedure”	-	A proceeding in accordance with Chapters 8C (Imposition of A Monetary Sanction by the Securities Authority), 8D (Imposition of Administrative Enforcement Measures by the Administrative Enforcement Committee), or 9A (Arrangement in Order to Avoid Proceedings or Stop Proceedings Subject to Conditions) to the Securities Law; a proceeding in accordance with Article Four of Chapter Four of Part 9 to the Companies Law; The Law for Increased Enforcement in the Capital Market (Legislative Amendments), 5771-2011; a proceeding in accordance with Chapters J, J1 and K1 to the Joint Investments Trust Law, 5754-1994; a proceeding in accordance with Chapters G1, G2 and H2 to the Regulation of Investment Advising, Investment Marketing and Investment Portfolio Management Law, 5755-1995; proceeding in accordance with Chapter I1 to the Supervision of Financial Services (Insurance) Law, 5741-1981; a proceeding in accordance with Chapter H to the Supervision of Financial Services (Provident Funds) Law, 5765-2005; a proceeding in accordance with Chapter G1 to the Restrictive Trade Practices Law, 5748-1988; a proceeding in accordance with the Law for Increased Enforcement of Labor Laws, 5722-2012; and pursuant to any law, any such similar proceeding, whatever its name may be, whether in accordance with existing or future law.
“Legal Proceedings” or “Lawsuit”	-	Including civil action, criminal action, derivative action, class action, administrative enforcement procedure, arrangement applications and creditors’ claims.
“The Companies Law”	-	The Companies Law, 5759-1999
“The Securities Law”	-	The Securities Law, 5728-1968
“Act”	-	Including a decision and/or omission, over the course of the office holder’s tenure in the Company or his employment by another corporation on behalf of the Company, provided that such acts were carried out by the office holder after the completion of the merger transaction.

2.	Interpretation

2.1	The permeable and the appendices to this letter of exemption and indemnity constitute an integral part thereof.

2.2	The division of this exemption and indemnity letter into sections and the insertion of sections’ headings are for convenience of reference only and shall not affect the interpretation thereof.

3.	Indemnity liability

Subject to the provisions of any law, the provisions of the Company’s articles of association and the provisions of this letter of exemption and indemnity, the Company hereby irrevocably undertakes to indemnify you for any liability or expense, as specified in section 4 below, to be imposed on you due to your acts and/or derivative thereof in your capacity as an office holder in the Company and/or and employee and/or office holder on behalf of the Company in another corporation, provided that such acts were carried out after the date of completion of the merger transaction, provided that the identification pursuant to section 4.1 below shall be limited to acts that are directly and/or indirectly related to one or more than one of the events listed in the addendum to this exemption and indemnity letter (hereafter: “the addendum” and “the types of indemnifiable events”) and provided that the maximum amount of indemnity pursuant to section 4.1 below shall not exceed the maximum indemnity amount set in section 5 below for all types of events together and for all Company office holders together.

4.	Causes for indemnification

The indemnification undertaking as stated in section 3 above shall apply in respect of any liability or expense imposed as specified below:

4.1	A monetary liability that was imposed on you or will be imposed on you in favor of another person pursuant to a judgment, including a judgment issued by way of compromise or an arbitration award approved by the court.

4.2	Reasonable litigation expenses, including attorney’s fees, incurred by you due to an investigation or a proceeding conducted against you by an authority authorized to conduct an investigation or a proceeding, which ended without the filing of an indictment against you and without the imposition of a monetary liability upon you in lieu of a criminal proceeding, or which ended without the filing of an indictment against you but with the imposition of a monetary liability in lieu of a criminal proceeding in an offense requiring no proof of general intent or in connection with a monetary sanction.

In this subsection, “the conclusion of a proceeding without the filing of an indictment in a matter in which a criminal investigation has been instituted” and “monetary liability in lieu of criminal proceedings” – as defined in Section 260(A)(1a) of the Companies Law.

4.3	Reasonable litigation expenses, including attorney’s fees, incurred by or imposed upon you by a court of law, in a proceeding to be filed against you by the Company or on its behalf or by another corporation or another person, or in a criminal charge from which you are acquitted or in a criminal charge for which you are convicted of an offense requiring no proof of general intent;

In this section “another person” – including in a case of an action filed against an office holder by way of derivative action.

4.4	Expenses, including reasonable litigation expenses, including attorney’s fees, that you incurred in connection with an administrative enforcement proceeding that was conducted with regard to you.

4.5	Payment to a party injured by a breach, as set out in Section 52BBB(a)(1)(a) of the Securities Law.

4.6	Any other liability or expense which is indemnifiable by law or will be indemnifiable from time to time by law.

5.	Maximum amount of indemnification

5.1	The aggregate indemnification amount to be paid by the Company to all office holders, pursuant to all letters of indemnification that were issued and/or will be issued to Company office holders and employees that serve in the Company or which will serve, at the request of the Company, as office holders or employees of other corporations, due to a liability or expense that will be imposed on them pursuant to the provisions of section 4.1 above, shall not exceed the greater of $5,000,000 and an amount equal to 25% of the Company’s known shareholders’ equity, for each of the office holders and cumulatively for all office holders, for a single event and cumulatively for all events (hereafter – “the Maximum Indemnification Amount”).

For that purpose, “the Company’s known shareholders’ equity” means the amount of the Company’s shareholders’ equity according to its latest audited or reviewed consolidated financial statements (as applicable) as of the date of actual payment.

5.2	It is hereby clarified that the said indemnification payment does not prejudice your right to receive insurance proceeds in respect of the type of events set out in the addendum, which are insured with an insurance company, which the Company will receive for you from time to time, if any, pursuant to any directors and Company office holders’ liability insurance.

5.3	For the avoidance of doubt, it is hereby clarified that the amount of indemnification pursuant to this letter of exemption and indemnity shall apply in excess to any amount paid, if any, under an insurance or indemnification of anyone else other than the Company, provided that you will not be paid double compensation in respect of indemnifiable liability or expense as set out in sections 3 and 4 above and subject to the provisions of section 5.5 below.

5.4	If and insofar as the total amounts of indemnification which the Company will be required to pay in respect of the cause which is the subject matter of section 4.1 above plus all indemnification amounts that the Company paid through that date in respect of the said cause set out in section 4.1 above pursuant to the indemnification letters it granted, shall exceed the Maximum Indemnification Amount or the balance of the Maximum Indemnification Amount (as it shall be at such time), then the Maximum Indemnification Amount or the balance thereof shall be divided between the office holders who will be eligible to indemnification in respect of payment demands they filed to the Company in respect of the said cause set out in section 4.1 pursuant to their indemnification letters, and to whom such indemnification was not paid prior to that date (hereafter – “the Eligible Office Holders”), such that the indemnification amount to be actually received by each Eligible Office Holder in respect of the said cause, shall be calculated according to the ratio between the amount of the indemnification payable in respect of the said cause to each of the Eligible Office Holders and the aggregate amount of indemnification payable to all Eligible Office Holders in respect of the said cause as of that date, had the Maximum Indemnification Amount not been capped.

5.5	In the event that you shall have received indemnification and/or shall be entitled to receive indemnification from the insurer of the insurance policy in respect of the event which is the subject-matter of the indemnification, the indemnification shall be given for the difference between the amount of the monetary liability imposed on you and the legal expenses, and the amount received from the insurer in respect of the same matter, provided that the amount of indemnification charged to the Company in respect of indemnification for the cause specified in section 4.1 above, shall not exceed the Maximum Indemnification Amount.

5.6	Interim payments

5.6.1	Upon the occurrence of an event, in respect of which you may be entitled to indemnification in accordance with this exemption and indemnity letter, the Company shall make available to you, from time to time, the funds required to cover the expenses and other various payments in connection with that legal proceeding, including investigation proceedings, such that you will not be required to pay or fund the said payments yourself, all subject to the conditions and provisions of this letter of exemption and indemnification.

5.6.2	As part of its undertaking as described above, the Company shall also make available securities that will be required to provide or guarantees that will be required to provide pursuant to interim decisions by the court (in proceedings which are not criminal proceedings), or pursuant to interim decisions by an arbitrator (hereafter – “the Securities”), including in lieu of foreclosures that will be imposed on your assets, provided that the total amount of outstanding securities, including securities that had been forfeited, plus the amounts that you received or will receive pursuant to this exemption and indemnity letter in respect of a cause set out in section 4.1 above, shall not exceed the Maximum Indemnification Amount.

5.7	The conditions of the indemnification

Without derogating from the aforesaid, the indemnification undertaking pursuant to this letter of exemption and indemnification is subject to the following conditions:

5.7.1	You will notify the Company in writing of any legal proceeding instituted against you and of any written notice or threat whereby legal proceedings will be instituted against you in connection with any event to which the indemnification may apply (hereafter jointly and severally - “Legal Proceedings”) and of any circumstances that were brought to your attention that might cause the institution of legal proceedings against you, within a reasonable amount of time after you first become aware of it, and in such timing as shall leave reasonable time until the date of response to such proceeding, as required under any law (hereafter – “the Indemnity Notice”) and you will deliver to the Company, or to whomever it shall instruct you and without delay, any document given to you in connection with the said Legal Proceedings.

5.7.2	Handling the defense

5.7.2.1	Provided that this does not contradict the relevant provisions of the law or the terms of the office holders’ liability insurance policy which the Company purchased, the Company will be entitled to undertake upon itself your defense in the Legal Proceedings and/or to entrust the defense in the case to any attorney to be selected by the Company for that purpose, and a notice as to the identity of this attorney will be issued to you in advance.

5.7.2.2	The Company and/or the attorney will report to you on an ongoing basis as to the progress of the proceedings and shall consult you in connection with the management thereof. The attorney that was appointed as above shall have a fiduciary duty to the Company and to you.

5.7.2.3	In the event that the Company does not notify you within 10 days of the receipt of the Indemnity Notice as aforesaid that it has undertaken to handle your defense against the Legal Proceedings as mentioned above, and/or in the event that you will object, for reasonable reasons or due to conflict of interest between you and the Company or between you and another office holder in the Company, to be represented by the Company’s attorney, you will be entitled to entrust your representation with an attorney of your choice, and you will deliver his/her details to the Company in advance, and the provisions of this letter of exemption and indemnity shall apply to the reasonable expenses you will incur in respect of the appointment of an attorney as described above and in respect of the handling of your defense by that attorney. If, after assessing the reasonableness of the fee of the attorney you selected, the Company does not approve the fees, you and the Company shall appoint an adjudicator whose identity will be agreed between you and the Company (and if you fail to agree on his/her identity, the adjudicator shall be appointed by the Chairman of the Tel-Aviv District Committee of the Israel Bar Association), whose decision on the matter will be final. If only part of the fees of the attorney you selected are approved, you will be entitled the approved amount from the Company and you will bear the remaining fees.

Notwithstanding the provisions of this section, if the Company’s insurance policy in respect of directors and office holders liability shall apply to the matter, the office holder and the Company shall act in accordance with the provisions of the policy on any matter pertaining to disputes with the insurer regarding the identity of the representing attorney, where the provisions of the policy require this, such that the entrusting of the handling of the case to the other representing attorney will not enable the insurer to release itself from its obligation according to the policy or to reduce it in any manner.

5.7.2.4	The Company shall not be entitled to end the dispute which is the subject matter of the Legal Proceeding by way of arbitration, compromise or mediation, unless it first obtains your written consent, provided that you will only refuse to give such consent for reasonable reasons that will be delivered to the Company in writing. For the avoidance of doubt, it is hereby clarified that even if the dispute which is the subject matter of the Legal Proceedings is to be resolved by way of arbitration, settlement or mediation or in any other way, the Company shall bear the expenses arising there from as part of the expenses of this exemption and indemnity letter.

5.7.2.5	The Company shall not be entitled to end the Legal Proceeding by way of compromise and/or settlement and/or agree to compromise and/or settlement as a result of which you will be required to pay amounts for which you shall not be indemnified according to this letter of exemption and indemnity and which shall not be paid as part of the office holders’ liability insurance that was purchased and/or will be purchased by the Company, unless it first obtain your written consent to the compromise that will be achieved.

5.7.3	Collaboration with the Company

Subject to the provisions of section 5.7.2 above:

5.7.3.1	At the Company’s request, you shall sign any document authorizing it and/or any attorney as aforesaid, to handle on your behalf your defense in such Legal Proceeding and to represent you in connection therewith, in accordance with the aforesaid.

5.7.3.2	You shall collaborate with the Company and/or with any attorney as aforesaid in any reasonable manner required of you by any of them in connection with their handling of that Legal Proceeding, and you shall comply with the instructions of the insurers pursuant to any office holders’ liability insurance policy which the Company takes out in connection with defense against legal proceeding, provided that the Company sees to the coverage of all your expenses, which are involved therein, such that you are not required to pay or fund them yourself, all subject to the provisions of this exemption and indemnity letter.

5.7.4	Regardless of whether the Company acts as specified in section 5.7.2 above or not, it shall see to the coverage of all expenses and other various payments stated in section 4 above, such that you will not be required to pay or fund them yourself, all subject to the provisions of this section 5.

5.7.5	Non-applicability of indemnity

5.7.5.1	The Company shall not be required to indemnify you pursuant to this exemption and indemnity letter for any amount to be paid by you to the plaintiff as a result of a compromise settlement or arbitration, unless the Company shall have agreed in advance and in writing to such settlement or to the holding of such arbitration, as the case may be; however, such consent shall not be unreasonably withheld by the Company.

5.7.5.2	Furthermore, the indemnity shall not apply in cases where you admit to a criminal charge of an offense requiring no proof of general intent, unless the Company shall have agreed to your admission in advance and in writing and provided that such indemnification is allowed by law. Such consent by the Company shall not be unreasonably withheld by the Company.

5.7.6	Non-applicability of the indemnification in cases of indemnification and/or insurance by other parties

The Company shall not be required to pay, pursuant to this exemption and indemnity letter, funds that were actually paid to or for you or in your stead in any manner whatsoever as part of an insurance or any indemnification undertaking of anyone other than the Company. For the avoidance of doubt, it is hereby clarified that the amount of indemnification pursuant to this exemption and indemnity letter shall apply beyond (and in addition) to the amount paid (should such amount is paid) under the insurance policy and/or the other indemnification agreement. Nothing in this section shall derogate from the office holder’s rights with respect to the Company’s bearing the excess amount stated in the policy and/or the remittance of insurance proceeds received by the Company from insurers in respect of the liability of the office holder and/or legal costs incurred by him.

5.7.7	Payment of indemnity

Upon your request for payment in connection with any event pursuant to this exemption and indemnity letter, the Company shall take any and all actions required under law for payment thereof and shall act to obtain any approval to be required in connection therewith, if any.

5.7.8	The following provisions shall apply to the Company’s indemnification obligation in respect of an act that you will do in your capacity as an employee or an office holder in another corporation on behalf of the Company (hereafter – “the Liable Corporation”:

5.7.8.1	The Company will not be required to pay pursuant to this exemption and indemnity letter any amounts that you will be entitled to receive and shall actually receive from the Liable Corporation under an insurance policy taken out by the Liable Corporation and/or pursuant to an indemnification undertaking given in advance or pursuant to an indemnification permit given by the Liable Corporation.

5.7.8.2	If your demand to receive indemnification and/or insurance coverage due to an act you performed in your capacity as an office holder in the Liable Corporation, which may be indemnifiable pursuant to this letter of exemption and indemnity, is rejected by the Liable Corporation or by the Liable Corporation’s insurance company, as the case may be, the Company shall pay you pursuant to this exemption and indemnity letter, amounts to which you shall be entitled pursuant to this exemption and indemnity letter, if any, and you shall assign to the Company your rights to receive amounts from the Liable Corporation and/or under the Liable Corporation’s insurance policy and authorize the Company to collect such amounts on your behalf, insofar as such authorization is required for the fulfilment of the provisions of this section. For this purpose, you undertake to sign any document required by the Company for the assignment of your said rights and the authorization of the Company to collect the said amounts on your behalf.

5.7.8.3	For the avoidance of doubt, it is clarified that nothing in this letter of indemnification grants the Liable Corporation and/or any other third party any rights towards the Company, including, but without derogating from the generality of the aforesaid, a right to sue and/or demand any payment from the Company as participation in the indemnification and/or insurance coverage to be granted to you by the Liable Corporation due to an act you carried out in your capacity as an office holder in the Liable Corporation.

6.	Conditions attached to the indemnity

Despite the above, the Company shall not indemnify you for any liability or monetary expense imposed on you due to any of the following:

6.1	A breach of a fiduciary duty to the Company, unless you acted in good faith and had reasonable cause to believe that the act would not harm the best interests of the Company.

6.2	A breach of the duty of care committed deliberately or recklessly, unless committed in mere negligence.

6.3	An act performed with the intent of unlawfully deriving personal gain.

6.4	A fine, civil penalty, monetary sanction or forfeit imposed on you.

6.5	Administrative Enforcement Procedure that will be conducted with regard to your matter (but subject to the provisions of sections 4.4 and 4.5 above).

6.6	A counterclaim to be filed against you by the Company (as a consequence of a lawsuit that you will file against the Company).

The conditions set out in this section above, except for the condition set out in section 6.6 above, shall apply unless indemnification or insurance shall be allowed in respect of any or all of the above cases, under the law or under a directive of a competent authority.

7.	Repayment of indemnification amounts paid

In the event that the Company pays you or in your stead any amounts pursuant to this exemption and indemnity letter in connection with such Legal Proceeding, and thereafter:

7.1	The charge in respect of which the amount has been paid was cancelled or where the amount was reduced for any reason whatsoever, you shall assign to the Company all your rights to recover the amount from the plaintiff in the proceedings and shall do everything necessary in order for such assignment to be valid and exercisable by the Company, and once you have done so, you will be exempt from repaying to the Company the amount, the right of recovery of which has been assigned to the Company. If you do not do so, you will be required to repay to the Company all or some of the amount, as the case may be, together with linkage differences and interest at rates and for such period as you will be entitled to repayment of the amount by the plaintiff.

7.2	It transpires in a final judgement that you are not entitled to indemnification from the Company for those amounts, those amounts shall be deemed as a loan extended to you by the Company, which will bear interest at the lowest rate prescribed from time to time under law in order for the loan not to be deemed as a taxable benefit received by the party which received the loan, and you shall be required to repay those amounts to the Company when required in writing thereby to do so, according to such payment schedule as the Company shall determine.

8.	Exemption

8.1	As an office holder, the Company hereby exempts you, to the extent permissible by law, from any liability towards the Company, due to any damage caused to the Company by your acts in your capacity as an office holder of the Company and/or as an office holder or employee on behalf of the Company in another corporation, due to breach of duty of care, provided that those acts were carried out after the date of completion of the merger transaction.

8.2	Despite the above, the Company does not exempt you from liability due to breach of duty of care with respect to distribution (as defined in the Companies Law) and/or due to any “counterclaim” proceedings instituted against you by the Company in response to a lawsuit you filed against the Company, except where your lawsuit was filed to protect protective rights set out in labor laws and/or in a personal employment agreement between you and the Company.

8.3	Notwithstanding the provisions of this section 8 above, the exemption granted in this section 8 shall not apply to any resolution or transaction in which the Company’s controlling shareholder or any Company office holder has personal interest.

9.	Exemption period

The Company’s obligations under this exemption and indemnity letter will inure to your benefit, even after the end of your service as an office holder of the Company and/or as an office holder or employee on behalf of the Company in another corporation, provided that the acts in respect of which the exemption from liability and the indemnification obligation are given were carried out during the period of your tenure as an office holder of the Company and/or as an office holder or employee on behalf of the Company in another corporation, regardless of the date on which the event in respect of which you are entitled to indemnification and/or exemption pursuant to this exemption and indemnity letter was disclosed. The Company’s undertakings as set out above shall also be available to your estate, your heirs and other substitutes according to law, and it shall not be cancelled or changed other than to your benefit.

For the avoidance of doubt and notwithstanding the above, no exemption or indemnification shall be given pursuant to this exemption and indemnity letter in respect of any act or omission that have taken place prior to the date of completion of the merger transaction.

The Company may, at its sole discretion and at any given time, revoke its exemption and indemnification undertaking pursuant to this exemption and indemnity letter, or reduce the Maximum Indemnification Amount hereunder, or restrict the events to which it applies, either with respect to all of the office holders or some of them, insofar as the revocation/reduction/restriction pertains to events that will take place after the date of the change – provided that the office holder has been given advance notice in writing of such intention at least 30 days before the effective date of its decision. For the avoidance of doubt, it is hereby clarified that no such decision, which may impair the terms of this letter or revokes it, shall have retroactive effect of any kind whatsoever, and the exemption and indemnity letter as it was before the modification or revocation hereof, as the case may be, shall continue to be valid for all intents and purposes with respect to any event that has taken place prior to the modification or revocation, even if the proceeding in respect thereof shall have been filed against the officer after the modification or revocation of the exemption and indemnity letter.

10.	Miscellaneous

10.1	This exemption and indemnity letter is subject to any law and to the Company’s constitutional documents, as shall be from time to time.

10.2	The Company’s obligations pursuant to this exemption and indemnity letter shall be broadly interpreted and in a manner that shall facilitate their implementation, to the extent permitted by law and according to the purpose for which they were intended. In the event of a discrepancy between any provision of this exemption and indemnity letter and a provision of the law, which cannot be changed or added to, then the said provision of the law shall take precedence; however, this shall not prejudice or derogate from the validity of the remaining provisions of this exemption and indemnity letter.

10.3	This exemption and indemnity letter does not restrict the Company or prevent it from increasing the Maximum Indemnification Amount, whether due to decrease of the insurance amounts according to the office holders’ liability insurance policy, or due the Company’s being unable to obtain office holders’ liability insurance that will cover the indemnification events, on reasonable conditions or due to any other reason so long as such a resolution is made in the manner set out in the any law.

10.4	No waiver, delay, refrainment from action or the granting of an extension by the Company or by you shall be interpreted, under any circumstances, as a waiver, nor shall they prejudice your and/or the Company’s rights and undertakings pursuant to this exemption and indemnity letter and any law, nor shall they prevent you or the Company from taking any legal and other measures required to exercise such rights as aforesaid.

10.5	For the avoidance of doubt, it is hereby clarified that the indemnification undertaking according to this letter does not derogate from the Company’s right to decide on any additional indemnification in retrospect or in advance and/or to expand any existing indemnification for any reason whatsoever, all subject to obtaining the necessary approvals according to any law.

10.6	This exemption and indemnity letter is not a contract for the benefit of any third party, including any insurer and it is not assignable nor will any third party, including an insurer, have the right to demand the participation of the Company in a payment for which the it is made liable under an agreement that was entered into therewith, with the exception of the excess amount set out in such an agreement.

11.	This exemption and indemnity letter shall also apply to an alternate director.

12.	This exemption and indemnity letter shall be governed by Israeli law and the competent court in Tel Aviv-Jaffa shall have sole jurisdiction over disputes arising from the implementation of this exemption and indemnity letter.

13.	The Addendum to this exemption and indemnity letter constitutes an integral part thereof.

14.	This exemption and indemnity letter shall take effect upon your signing a copy hereof in the space designated therefor and delivery of the signed copy to the Company.

In witness thereof, the Company’s affix its signature below.

Companies Merging Purpose Ltd.

I hereby confirm receipt of this exemption and indemnity letter to be bound by its terms.

Signature of office holder	Date

Addendum

The Indemnifiable Events

1.	An offering, issuance and repurchase of securities by the Company and/or a subsidiary and/or a corporation controlled by the Company or another company, in which the Company holds shares, whether directly or indirectly, and/or in which the Company has any interest (hereafter together in this addendum – “the Company”) or by the Company’s shareholders, including, without limitation, public offering pursuant to a prospectus or otherwise, private offering or offering of securities in any other way, or issuance of bonus shares or execution of a purchase or sale offer (including the offering of securities that has not yet taken place), both in Israel and abroad, as well as other acts in connection with securities.

2.	An event arising from the Company’s being a public company or a reporting corporation as defined in the Companies Law, or from the fact that its securities were offered to the public or from the fact that its shares or securities are traded on a stock exchange in Israel or abroad.

3	Transfer to companies which are interested parties in the Company of information the transfer of which is required or allowed pursuant to any law.

4	Action or omission in connection with issues relating to environmental and/or planning and building issues, including any legal or administrative procedures, in Israel or abroad, regarding matters that are directly or indirectly related to protection of the environment or to the provisions of law, procedures or standards which apply in Israel or abroad in connection with the protection of the environment and which pertain, among other things, to contamination, health protection, manufacturing procedures, distribution, use, treatment, storage and transportation of hazardous substances, including in respect of bodily harm and damage to property and to the environment.

5	Any claim or demand that is filed in connection with the appointment or an application for appointment of a receiver to the Company’s assets or in connection with a liquidation application filed against the Company or in connection with any procedure for the purpose of reaching a compromise or settlement with the Company’s creditors.

6	Class actions or derivative actions in connection with the Company and its activity.

7.	Acts and/or omissions in connection with the application for and/or renewal of licenses and/or certifications and/or permits that are required for the activity and businesses of the Company or that caused non-renewal and/or revocation and/or non-compliance of the Company therewith or with standards and/or directives and/or requirements and/or procedures of a competent authority by virtue of laws and/or orders and/or regulations that are relevant for the activity and businesses of the Company, including but without derogating from the generality of the aforementioned, certificates and/or exemptions relating to restrictive trade practices, the Chief Scientist and the Commissioner of Capital Markets, Insurance and Savings at the Ministry of Finance.

8.	Any act and/or omission related, whether directly or indirectly, to the management of the Company’s investment portfolio and/or its bank accounts, including foreign currency deposits, securities, loans and credit facilities, debit cards, bank guarantees, credit letters, investment consulting agreements, including with portfolio managers, hedging transactions, options, futures, etc.
9.	Acts relating to the filing of offers for tenders and/or franchises and/or licenses of any kind and type whatsoever.

10.	An act which breaches the Company’s constitutional documents.

11.	Ant action and/or demand filed by a client, supplier, contractor and/or any other third party that has a business relationship with the Company, and/or any action and/or demand that was filed against the office holder by any person and/or corporation and/or entity and/or authority which act pursuant to the law.

12.

Any act and/or decision and any claim and/or demand filed by employees, consultants, agents, marketers, service providers, other individuals and/or entities who are employed by the Company or provide services to the Company in connection with compensation which is owed to them or damages or liabilities sustained by them in connection with their employment by the Company or engagement with the Company, including also events that are related to employee’s employment terms and employer-employee relationship, including, but not only, negotiations, engagement and execution of personal employment agreements, work and employment conditions, employee benefits, award of securities, promotion of employees, handling of pension arrangements, insurance and savings funds and events relating to work safety and work-related damages, regardless of whether these included bodily harm or damage to property.

Any act in connection with the activity of the Company or an omission that is attributed to the Company, or respectively to its employees, agents or other persons, who act or claim that they act on behalf of the Company or by virtue of their position in the Company, which caused bodily harm, illness, death and/or damage to property, including loss of use thereof.

13.	Any claim and/or demand made in connection with non-disclosure or failure to provide any type of information at the time required pursuant to the law and/or in connection with erroneous and or inadequate disclosure of such information to third parties, including the Income Tax Authority, the VAT Authorities, the Investment Center, municipalities, the Ministry of Environmental Protection and any government agency, institution and/or trade or other union, provided that indemnification in respect thereof is allowed by law. Furthermore, events arising from or related to fair disclosure and/or information that was delivered or information that was not delivered by the Company to third parties in connection with securities, financial assets, deposits or any other information pertaining to its activity, provided that indemnification in respect thereof is allowed by law.

14.	Any procedure (including claim or demand) in relation to the Company’s intellectual property rights, the registration, enforcement and protection of those rights and/or in relation to an infringement or alleged infringement of an intellectual property right and/or in relation to abuse of intellectual property rights whether by act and/or by omission of the Company or anyone acting on its behalf.

15.	Any claim and/or demand filed by a lender or creditor of the Company in connection with funds that it extended as loan and/or the Company and/or an investee company’s debt and/or obligations towards it.

16.	Any claim and/or demand made by any third party suffering bodily injury and/or damage to business or personal property including loss of use thereof through any act or omission attributed to the Company, or its respective employees, office holders, managers, agents or other persons acting or allegedly acting on its behalf.

17.	Any claim or demand made directly or indirectly in connection with complete or partial omission, by the Company and/or its office holders, managers and/or employees, to pay, report and/or document any government, foreign, municipal authority and/or any other mandatory payment required pursuant to the laws of the State of Israel, including income tax, sale tax, betterment tax, transfer tax, value added tax, excise tax, stamp tax, customs, national insurance, salaries and/or delay of pay to employees and/or or other delays, including any interest and linkage differences.

18.	Any claim or demand filed by purchasers, owners, lessees and/or other holders of Company’s assets or products in respect of damages and/or losses pertaining to the use of the said assets.

19.	Any administrative, public or judicial act, orders, court judgments, lawsuits, demands, letters of claim, directions, claims, charges, foreclosures, investigation proceedings, or notices of non-compliance or breaches of acts by a governmental authority and/or other entities claiming potential responsibility or liability (including for the costs of enforcement, investigations, responses of governmental authorities and/or fines or donations, indemnification, recuperation payments, compensation) as a result thereof and/or non-compliance with provisions of law, regulation, order, ordinance, rule, practice, directive, licensing, guideline, policy and/or court judgement by the Company and/or its office holders during their service in the Company, whether in Israeli or abroad (including in respect of Administrative Enforcement Procedure, should the indemnification in respect thereof is allowed by law).

20.	Any judicial proceedings, whether in Israel or abroad, and any act in connection with the Company or the subsidiaries in matters relating, whether directly or indirectly, to issuance of licenses or permits and/or the to the Anti-Trust Law, 5748,1988 and/or orders, and/or regulations and/or rules promulgated thereunder, and/or certificates and/or permits issued in accordance therewith, including cartels, mergers and monopolies.

21.	Any claim and/or demand relating to any change of the Company’s structure or its restructuring, including but without derogating from the generality of the aforementioned, merger, split, change in the Company’s equity, incorporation, liquidation and/or sale of subsidiaries to third parties (as these terms are defined in the Companies Law).

22.	Any claim and/or demand relating to a decision and/or activity of the Company and/or the office holder as part of his/her work in the Company, after the appropriate checks and consultations were carried out in respect thereof which are suitable for that type of decision and/or activity, including decisions made by the Company’s Board of Directors and/or one of its committees.

23.	Any claim and/or demand relating to a statement, including the expressing of a position or an opinion and/or voting in the general meetings of the Company or other corporations and/or in other organs of the Company or other corporations, that was made by the office holder as part of his/her work in the Company, including any claim or demand filed by any person in connection with defamation and/or the Privacy Protection Law, 5471-1981 and/or orders and/or regulations promulgated thereunder.

24.	Issuance of securities, including, but without derogating from the generality of the above, the offering of securities that were made or will be made by the Company to the public or not to the public including purchase offers (i.e., any claim and/or demand in relation to an expert opinion of the Company’s Board of Directors to offerees under a purchase offer, regarding the profitability of a special purchase offer pursuant to Section 329 of the Companies Law, or the failure to give such an opinion and other procedures pursuant to prospectuses or other documents and in respect of other acts relating to the Company’s equity.

25.	Events arising from or related to Company’s holdings in various corporations, whether for itself or as trustee, including in respect of the voting in the general meetings of those corporations.

26.	Events relating to investments by the Company and/or subsidiaries in any corporations (including investments that did not take place), prior, during and after the implementation of the investment, during the engagement, signing, development and tracking, including actions carried out on behalf of the Company as director, office holder, employee or observer in the Board of Directors of the invested corporation.

27.	Transactions and acts of the Company as defined in Section 1 of the Companies Law (as well as acts that are directly or indirectly related to such transactions and acts), including performance, cancellation and/or activities or transactions that the Company will refrain from doing, negotiations relating to a transaction, due diligence study (including non-performance thereof), transfer, sale, lease, placing charges on or purchase of assets or liabilities including securities or rights or the receipt or non-receipt of right in any of them, including any purchase offer of any kind whatsoever, or merger of the Company with another entity, receipt of credit and provision of securities, investment in securities of various corporations and/or receipt of rights in various corporations, collaboration agreements, ventures and management agreements and any other transaction involving securities issued or to be issued by the Company, whether the Company is a party to such a transaction or not and whether those transactions or acts are completed or not for any reason whatsoever.

28.	Action or omission in connection with taking out and/or activation and/or handling of insurance arrangements and/or risk management. and also, any matter relating to negotiations regarding insurance agreements, engagement in insurance agreements, terms of insurance policies and the activation of insurance policies.

29.	Any act or omission in connection with a distribution as defined in the Companies Law, including in connection with the purchase of Company’s shares, provided that indemnification in respect of such action does not constitute a breach of any law, and any claim or demand in connection with distribution of dividends to Company’s shareholders.

30.	Event that had or may have had a material impact on the Company’s profitability or it assets or rights or liabilities.

31.	Action or omission in connection with information, representations, estimates, opinions, financial statements, reports or notices and applications for approvals (and their underlying acts), which are filed to various competent authorities, including judicial and administrative authorities and regulatory bodies, by the Company and/or in connection with the Company and its activity (even if the same are not filed by the Company itself) (including refraining from filing such a report or notice), pursuant to any law, including, but without derogating from the generality of the aforesaid, the Companies Law or the Securities Law, including regulations promulgated thereunder, or pursuant to rules or guidelines of a Stock Exchange in Israel or abroad, or pursuant to directives of a competent authority, including, and without derogating from the above, the Securities Authority, the Anti-Trust Authority, the Income Tax Authority, the Databases Registrar, the Companies Registrar, the Trademarks Registrar, the Pledges Registrar, the Land Registrar, the Tel Aviv Stock Exchange Ltd., the Commissioner of Capital Markets, Insurance and Savings at the Ministry of Finance, the Supervisor of Banks, local authorities, other competent authorities in the field of communications, energy, planning and building etc., in Israel or abroad, or pursuant to the provisions of the tax laws applicable to the Company and a claim or demand in connection with non-disclosure or failure to provide any information at the time required by law.

32.	Any act carried out by the Company in connection with the transactions it performs, its holdings, investments, trade, development, finances, financial management, marketing and other activities of the Company and the subsidiaries or that they will be allowed to carry out by law.

33.	Act or omission in connection with the formation of a business plan, work plans, including pricing, marketing, distributions, directives to employees, to clients, agents, marketers and suppliers and any collaborations, the Company’s policy and procedures; carrying out acts further to or in accordance with the Company’s policy, procedures and practices, regardless if they were published or not.

34.	Resolutions and/or acts relating to the Consumer Protection Law, 5471-1981 and/or orders and/or regulations promulgated thereunder, and resolutions and/or acts relating to laws and/or regulations and/or orders and/or rules and/or directives of competent authorities in matters concerning product liability, including, but without derogating from the generality of the aforesaid, The Defective Products (Liability) Law 5740-1980, and legislation and regulation regarding consumer health and resolutions and/or acts concerning the Supervision of Prices of Products and Services Law, 5756-1996 and/or orders and/or regulations promulgated thereunder.

35.	Anything related to the drawing up and/or approval of the financial statements, including acts or omissions relating to adoption of financial reporting standards (including IFRS), drawing up and signing the financial statements of the Company (whether consolidated or standalone financial statements, as the case may be), and in connection with the drawing up and/or approval of the Directors’ Report and/or business plans and forecasts, and/or the assessment of the effectiveness of the Company’s internal controls and other issues included in the financial statements and in the Directors’ Report as well as issuing declarations in connection with the financial statements.

36.	Breach, or alleged breach, of any agreement to which the Company is a party.

37.	Act or omission in connection with the Company’s voting rights.

38.	Act or omission in connection with the tax liability of the Company and/or its shareholders.

39.	Act or resolution which is directly or indirectly related to the Company’s trade relations and/or it businesses, including in connection with employees, external contractors, clients, suppliers, franchisers, consultants, lessees and service providers or any third party that conducts any type of business activity with the Company, whether directly or indirectly, including negotiation, entering into contracts with the abovementioned and execution or non-execution of those contracts.

40.	Any action and/or demand relating to the types of events listed above, in connection with the tenure of the office holder in subsidiaries and/or related companies of the Company and/or in another corporation, so long as this was done in his/her capacity as an office holder and/or employee of one of the said companies.

Any provision set out above in this Addendum, which pertains to the performance of any act shall also be construed as pertaining to non-performance or failure to perform that act.